Exhibit 99.1

RISK FACTORS

The following is an update to certain of the risk factors set forth in our Annual Report on Form 20-F for the fiscal year ended December 31, 2017. You should also refer to the risks described under the caption “Risk Factors” in our Annual Report on Form 20-F for the fiscal year ended December 31, 2017 and other filings made with the Securities and Exchange Commission. The risks and uncertainties described below and in our Annual Report on Form 20-F for the fiscal year ended December 31, 2017 are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial also may materially and adversely affect our business, financial condition and results of operations.  Unless otherwise mentioned or unless the context requires otherwise, all references in these risk factors to “we,” “our,” “us” or similar references mean Check-Cap Ltd. and its subsidiaries.

We may not succeed in completing the development of our product, commercializing our product and generating significant revenues.

Since commencing our operations, we have focused on the research and development and limited clinical trials of our C-Scan system. Although we have received CE Mark approval for the marketing and sale of our C-Scan system in the European Union, we have not commenced marketing and sales in the European Union and may require additional regulatory approval in each of the local jurisdictions in the European Union before we can commence marketing and sale of our C-Scan system, such as from the Swiss National Cooperative for the Disposal of Radioactive Waste (Nagra) and the German Federal Office for Radiation Protection (Bundesamt für Strahlenschutz, BfS.  In Israel we received approval from the Medical Devices and Accessories Division in the Israeli Ministry of Health, or AMAR, for the C-Scan system. The AMAR approval is valid until February 28, 2019 and its extension is subject to certain conditions detailed in the AMAR approval and the requirements of the Israeli Ministry of Health.  We have not received approvals in other jurisdictions, including the United States, and there can be no assurance that we will be able to receive regulatory approvals to commence marketing and sales for our C-Scan system in the foreseeable future or ever. Our ability to generate revenues and achieve profitability depends on our ability to successfully complete the development of our product, demonstrate sufficient clinical evidence, obtain required regulatory approvals and commercial licenses, generate significant revenues and manufacture commercial quantities of our C-Scan system at an acceptable cost. The future success of our business cannot be determined at this time, and we do not anticipate generating revenues from product sales for the foreseeable future. In addition, we have no experience in commercializing our C-Scan system and face a number of challenges with respect to our commercialization efforts, including, among others, that:

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we may not have adequate financial or other resources to complete the development of our product, demonstrate adequate clinical results, attain required regulatory approvals and licensures, and begin the commercialization efforts for our C-Scan system;

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we may fail to obtain or maintain required regulatory approvals and licensures for our C-Scan system in our target markets or may face adverse regulatory or legal actions relating to our system even if regulatory approval is obtained;

•	we may not demonstrate adequate clinical safety and clinical effectiveness results to support regulatory body approval or market acceptance and adoption;

•	we may not be able to scale up the manufacture of our C-Scan system in commercial quantities at an adequate quality or at an acceptable cost;

•	we may not be able to establish adequate sales, marketing and distribution channels;

•	healthcare professionals and patients may not accept our C-Scan system;

•	we may not be aware of possible complications from the continued use of our C-Scan system because we have limited clinical experience with respect to the actual use of our C-Scan system;

•	other technological breakthroughs in CRC screening, treatment and prevention may reduce the demand for our C-Scan system;

•	changes in the market for CRC screening, new alliances between existing market participants and the entrance of new market participants may interfere with our market penetration efforts;

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government and private third-party payors may not agree to provide coding, coverage and payment adequate to reimburse healthcare providers and patients for any or all of the purchase price of our C-Scan system, which may adversely affect healthcare providers’ and patients’ willingness to purchase our C-Scan system;

•	uncertainty as to market demand may result in inefficient pricing of our C-Scan system;

•	we may not be able to adequately protect our intellectual property or may face third-party claims of intellectual property infringement; and

•	we are dependent upon the results of ongoing clinical studies relating to our C-Scan system and the products of our competitors.

If we are unable to meet any one or more of these challenges successfully, our ability to effectively commercialize our C-Scan system could be limited, which in turn could have a material adverse effect on our business, financial condition and results of operations.

Clinical failure can occur at any stage of clinical development. Our clinical experience to date does not necessarily predict future results and may not have revealed certain potential limitations of the technology and potential complications from our C-Scan system and may require further clinical validation. Any product version we advance through clinical trials may not have favorable results in later clinical trials or receive regulatory approval.

Clinical failure can occur at any stage of clinical development. To date, we have performed clinical studies with iterative versions of both scanning and non-scanning capsules, in conjunction with iterative versions of the C-Scan Track tracking and recording systems and the C-Scan View application and we are continuing to develop further iterative versions of our C-Scan capsules. Our clinical trials have been conducted under differing protocols and using specific inclusion criteria and limited groups of patients. Therefore, we have a limited ability to identify potential problems and/or inefficiencies concerning current and future versions of our C-Scan system in advance of its use in general and expanded groups of patients and we cannot assure you that its actual clinical performances will be satisfactory to support proposed indications and regulatory approvals and clinical acceptance and adoption, or that its use will not result in unanticipated complications. For example, we have experienced technical failures of the C-Scan capsule in the current version of the C-Scan system and are currently engaged in implementing a plan to ensure greater reliability in the future. However, there can be no assurance that the implementation of our plan will be successful. Furthermore, the results from laboratory, pre-clinical, and completed clinical studies, as well as preliminary analyses or interim results of the currently ongoing clinical studies, may not be indicative of final clinical results obtained from our current C-Scan system or future versions of our C-Scan system on expanded screening populations. In addition, the results of our clinical trials are subject to human analyses and interpretation of the data accumulated, which could be affected by various errors due to, among others, lack of sufficient clinical experience with our C-Scan system, interpretation errors in the analysis of the clinical trials results, including the reconstructed images by our C-Scan system, or due to uncertainty in the actual efficacy of our C-Scan system in its current clinical stage. Therefore, the safety and efficacy of our C-Scan system and the clinical results to date will require further independent professional validation and require further clinical study. If our C-Scan system does not function as expected over time, we may not be able to develop our C-Scan system at the rate or to the stage we desire, we could be subject to liability claims, our reputation may be harmed, our C-Scan system may not achieve regulatory clearances, and our C-Scan system may not be widely adopted by healthcare providers and patients.

We expect to face competition from large, well-established manufacturers of traditional technologies for CRC screening and detection of gastrointestinal disorders, as well as from new competitive technologies.

Competition for our C-Scan system comes from traditional well-entrenched manufacturers of tests and equipment for CRC screening, such as colonoscopy, sigmoidoscopy, CTC, optical capsule endoscopy, fecal occult blood tests, or FOBTs, and fecal immunochemical tests, or FITs. The principal manufacturers of equipment for optical colonoscopy and sigmoidoscopy include Olympus, Pentax, Hoya and Fuji Film. The principal manufacturers of equipment for CTC include General Electric Healthcare Systems, Siemens Medical Solutions, Philips Medical Systems Ltd. and Toshiba Corporation.  The principal manufacture of equipment for optical capsule endoscopy includes Medtronic plc. All of these companies have substantially greater financial resources than we do, and they have established reputations as well as worldwide distribution channels for providing medical instruments to physicians.

Several companies have developed or are developing non-invasive technologies based on stool, serum, or molecular diagnostics (from blood and other bodily fluids), or MDx, tests that are used to indicate the presence of CRC and polyps in the colon. These companies include Polymedco, Exact Sciences, Epigenomics AG, Gene News, EDP Biotech Corporation, Illumina, Inc., Quest Diagnostics and VolitionRx Nu.Q diagnostic. In August 2018, Exact Sciences announced that it entered into a U.S. promotion agreement with Pfizer for the promotion of Cologuard®, a non-invasive stool DNA screening test for colorectal cancer.

Procedures for bowel cleansing that are less onerous are constantly being developed, which could make our entry into the market more difficult.  For instance, bowel cleansing initiated by the ingestion of pills or food-substitute diet regimes rather than through drinking large amounts of distasteful liquids may be viewed as an improvement to the cleansing process, but other screening methods may be even more palatable to patients.

If we are unable to convince patients and physicians to adopt our C-Scan system over the current technologies marketed by our competitors, our business and results of operations may suffer.

We have limited manufacturing capabilities and if we are unable to scale our manufacturing operations to meet anticipated market demand, our growth could be limited and our business, financial condition and results of operations could be materially adversely affected.

We currently have limited resources, facilities and experience in commercially manufacturing sufficient quantities of our C-Scan system to meet the demand we may expect from commercialization efforts. We expect to face certain technical challenges as we increase manufacturing capacity, including, among others, logistics associated with the handling of radioactive materials, equipment design and automation, material procurement, lower than expected yields and increased scrap costs, as well as challenges related to maintaining quality control and assurance standards and manufacturing commercial quantities of C-Scan capsules at an acceptable cost. Our C-Scan system includes several components that are based on new technologies and are difficult to manufacture and some are being supplied to us by single source suppliers (see “Our reliance on single source suppliers could harm our ability to conduct clinical trials and meet demand for our product in a timely manner or within budget.”).  Furthermore, we may encounter similar or unforeseen challenges initiating and later expanding production of any new products. If we are unable to scale our manufacturing capabilities to meet market demand, our growth could be limited and our business, financial condition and results of operations could be materially adversely affected.

In addition, we have received and may receive in the future grants from the Government of the State of Israel through the IIA (formerly the OCS), the terms of which require that products developed with IIA grants be manufactured in Israel and that the technology developed thereunder may not be transferred outside of Israel (including by way of license), unless prior approval is received from the IIA, which we may not receive (and any such approval would be subject to increased royalty repayment rates and increased royalties). For additional information, see “Risks Related to Our Operations in Israel”. We are continuing to explore whether it would be possible to assemble the C-Scan Cap without the X-ray source in Israel, and have the X-ray source subsequently assembled into our C-Scan system at a reactor site or at a distribution center outside Israel.  Even following the full repayment of any IIA grants, we must nevertheless continue to comply with the requirements of the Encouragement of Research, Development and Technological Innovation in the Industry Law 5744-1984 (formerly known as the Encouragement of Industrial Research and Development Law 5744-1984), or the Research Law, and regulations and guidelines thereunder. The foregoing restrictions may impair our ability to outsource or transfer development or manufacturing activities with respect to any product or technology outside of Israel.

Our reliance on single source suppliers could harm our ability to conduct clinical trials and meet demand for our product in a timely manner or within budget.

We currently depend on single source suppliers for some of the components necessary for the production of our C-Scan system. For example, for the current version of the C-Scan system used in clinical trials, we currently have a single supplier for the motor used to rotate the collimated X-ray source in our C-Scan system and for each of the specially designed X-ray detectors, X-ray source and batteries used in our C-Scan system. There are a limited number of manufacturers worldwide who are capable of manufacturing the motor and the specially designed X-ray detectors and X-ray source that we currently use in our C-Scan system. In addition, the application-specific integrated circuit, or ASIC, residing in our C-Scan system is currently manufactured for us by a single semiconductor fabrication plant, or FAB.  Furthermore, we do not currently have written contracts with all of such suppliers.  While our current suppliers have been able to supply the required quantities of such components to date, if the supply of these components is disrupted or terminated or if our current suppliers are unable to supply required quantities of components, we may not be able to find alternative sources for these key components in a timely manner.  Although we are planning to maintain strategic inventory of key components, the inventory may not be sufficient to satisfy the clinical requirements or demand for our C-Scan system if such supply is interrupted or otherwise affected by catastrophic events, such as a fire at our storage facility. In addition, to partially mitigate the risks of reliance on single source suppliers, we are seeking alternate manufacturers for some of our components which requires us to dedicate significant resources and investment. There can be no assurance that we will be successful in seeking alternate suppliers. As a result of the foregoing, we may be unable to meet the clinical requirements or demand for our C-Scan system, which could harm our ability to achieve regulatory approvals and generate revenues and lead to customer dissatisfaction and damage our reputation.  If we are required to change the supplier of any of these key components, there may be a significant delay in locating a suitable alternative manufacturer. In addition, we may be required to verify that the new manufacturer maintains facilities and procedures that comply with FDA and other applicable quality standards and with all applicable regulations and guidelines. For example, our agreement with the supplier of the X-ray source used in our C-Scan system terminated on December 31, 2018 and we have been informed that the supplier of the batteries used in our C-Scan system shall cease to manufacture the batteries by mid-2019 and may cease to accept new orders effective immediately and, therefore, we will be required to find an alternative source for the X-ray source and batteries, which we may not be able to do in a timely manner.  The delays associated with the identification of a new manufacturer could delay our ability to achieve regulatory approvals and to manufacture our C-Scan system in a timely manner or within budget. Furthermore, in the event that the manufacturer of a key component of our C-Scan system ceases operations or otherwise ceases to do business with us, we may not have access to the information necessary to enable another supplier to manufacture the component. The occurrence of any of these events could harm our ability to achieve regulatory approvals and to meet demand for our C-Scan system in a timely manner or within budget.

We may not be successful in establishing and maintaining strategic partnerships, which could adversely affect our ability to develop and commercialize our C-Scan system.

A part of our strategy is to evaluate and, as deemed appropriate, enter into partnerships in the future when strategically attractive, including potentially with major medical device companies. We face significant competition in seeking appropriate partners for our C-Scan system, and the negotiation process is time-consuming and complex. In order for us to successfully partner our C-Scan system, potential partners must view our C-Scan system as economically valuable in markets they determine to be attractive in light of the terms that we are seeking and other available products for licensing by other companies. Even if we are successful in our efforts to establish strategic partnerships, the terms that we agree upon may not be favorable to us, and we may not be able to maintain such strategic partnerships if, for example, development or approval of a product is delayed or sales of an approved product are disappointing. Any delay in entering into strategic partnership agreements related to our C-Scan system could delay the development and commercialization of our product candidates and reduce their competitiveness even if they reach the market.

In addition, our strategic partners may breach any future agreement with us, and we may not be able to adequately protect our rights under these agreements. Furthermore, our strategic partners will likely negotiate for certain rights to control decisions regarding the development and commercialization of our C-Scan system, if approved, and may not conduct those activities in the same manner as we would do so.

If we fail to establish and maintain strategic partnerships related to our C-Scan system, we will bear all of the risk and costs related to the development and commercialization of our C-Scan system, and we will need to seek additional financing, hire additional employees and otherwise develop expertise which we do not have and for which we have not budgeted.

If we lose our key personnel or are unable to attract and retain additional personnel, our business and ability to compete will be harmed.

Our success relies upon the continued service and performance of the principal members of our management and research and development team, including Alex Ovadia and Yoav Kimchy. In order to implement our business strategy, we will need to retain our key personnel with expertise in the areas of research and development, clinical testing, government regulation, manufacturing, finance, marketing and sales. Our product development plans depend in part on our ability to retain engineers with expertise in a variety of technical fields. The loss of a number of these persons or our inability to attract and retain qualified personnel could harm our business and our ability to compete. We do not maintain key man insurance for Alex Ovadia or Yoav Kimchy. In addition, in December 2018, Lior Torem, our Chief Financial Officer, provided notice of his intention to resign from the Company and his last day of full-time employment with the Company is February 14, 2019. We are continuing to conduct an executive search for a replacement and we face significant competition for executives with the qualifications and experience we are seeking. There can be no assurances concerning the timing or outcome of our search for a new Chief Financial Officer.

A security breach or disruption or failure in a computer or communications systems could adversely affect us.

Despite the implementation of security measures, our internal computer systems, and those of our CROs and other third parties on which we rely, are vulnerable to damage from computer viruses, unauthorized access, cyber-attacks, natural disasters, fire, terrorism, war, and telecommunication and electrical failures.  If such an event were to occur and interrupt our operations, it could result in a material disruption of our drug development programs.  For example, the loss of clinical trial data from ongoing or planned clinical trials could result in delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce the data.  To the extent that any disruption or security breach results in a loss of or damage to our data or applications, loss of trade secrets or inappropriate disclosure of confidential or proprietary information, including protected health information or personal data of employees or former employees, access to our clinical data, or disruption of the manufacturing process, we could incur liability and the further development of our C-Scan system could be delayed.  We may also be vulnerable to cyber-attacks by hackers or other malfeasance.  This type of breach of our cybersecurity may compromise our confidential information and/or our financial information and adversely affect our business or result in legal proceedings.  Further, these cybersecurity breaches may inflict reputational harm upon us that may result in decreased market value and erode public trust.

There is no guarantee that the FDA will grant de novo reclassification or PMA approval of our C-Scan system and failure to obtain necessary 510(k) clearances or approvals for our future products would adversely affect our ability to grow our business.

Our C-Scan system and some of our future products will require FDA clearance of a 510(k), de novo reclassification, or may require FDA approval of a PMA. The FDA may not approve or clear our C-Scan system or our future products for the indications that are necessary or desirable for successful commercialization. Indeed, the FDA may refuse our requests for 510(k) clearance, de novo reclassification or PMA for our C-Scan system or any other future product, new intended uses or modifications to these products once they are cleared or approved for marketing.

Our strategy is to submit a direct de novo reclassification petition for our C-Scan system following completion of a U.S. pivotal study. A de novo reclassification generally applies where there is no predicate device and the FDA believes the device poses a low to moderate risk. De novo reclassifications can either be submitted in lieu of a 510(k) notice, such as in our case, or after a 510(k) notice has been filed and found NSE. If a 510(k) notice is found NSE, a de novo petition must be submitted within 30 days from the receipt of the NSE determination.

To support our direct de novo reclassification petition, our objective is to demonstrate that the device poses a low to moderate risk to patients. If the FDA determines that our C-Scan system is not a candidate for de novo reclassification, it will require approval of the device for market through the PMA process. A PMA application must be supported by extensive data, including, but not limited to, technical, preclinical, clinical trial, manufacturing and labeling data, to demonstrate to the FDA’s satisfaction the safety and efficacy of the device for its intended use. By statute, the FDA has 180 days to review the “accepted application,” although, generally, review of the application can take between one and three years. During this review period, the FDA may request additional information or clarification of information already provided or even request new data that may require us to conduct additional tests. Also during the review period, an advisory panel of experts from outside the FDA may be convened to review and evaluate the application and provide recommendations to the FDA as to the approvability of the device. In addition, the FDA will conduct a preapproval inspection of the manufacturing facility to ensure compliance with quality system regulations. The FDA’s review of a PMA could significantly delay our plans to get to market. There is also no guarantee that the FDA would approve a PMA. Failure to receive clearance or approval for our C-Scan system or future products would have an adverse effect on our ability to expand our business.

Even if the FDA ultimately accepts our de novo reclassification petition, to support our petition, we may be still may be required to conduct additional clinical trials before a petition can be filed. For example, we may be required to conduct a pre-pivotal study in the U.S. prior to commencing a pivotal study in the U.S. We are currently evaluating whether such pre-pivotal study is required. Such studies or trials can be costly and the results uncertain. If we are unable to successfully complete required clinical studies or trials, we will not receive FDA clearance or approval.

If we or our future distributors do not obtain and maintain the necessary regulatory clearances or approvals, or equivalent third country approvals in a specific country or region, we will not be able to market and sell our C-Scan system or future products in that country or region.

We intend to market our C-Scan system in a number of international markets. To be able to market and sell our C-Scan system in a specific country or region, we and/or our distributors must comply with the regulations of that country or region. While the regulations of some countries do not impose barriers to marketing and selling part or all of our products or only require notification, others require that we and/or our distributors obtain the approval of a specified regulatory authorities, such as the Swiss National Cooperative for the Disposal of Radioactive Waste (Nagra) and the German Federal Office for Radiation Protection (Bundesamt für Strahlenschutz, BfS).  We are engaged with Dekra Certification as our Notified Body for such purposes. These regulations, and the time required for regulatory review, vary from country to country. Obtaining regulatory approvals is expensive and time-consuming, and we cannot be certain that we or our distributors will receive regulatory approvals for our C-Scan system or any future products in each country or region in which we plan to market such products. If we modify our C-Scan system or any future products, we or our distributors may need to apply for new regulatory approvals or our Notified Body may need to review the planned changes before we are permitted to sell them. We may not meet the quality and safety standards required to maintain the authorizations that we or our distributors have received. If we or our distributors are unable to maintain our authorizations or CE Certificates of Conformity in a particular country or region, we will no longer be able to sell our C-Scan system or any future products in that country or region, and our ability to generate revenues will be materially and adversely affected.

Pursuant to the terms of the Israeli government grants we received for research and development expenditures, we are obligated to pay certain royalties on our revenues to the Israeli government. The terms of the grants require us to satisfy specified conditions and to make additional payments in addition to repayment of the grants upon certain events.

We have received grants from the Government of the State of Israel through the IIA (formerly the OCS) for the financing of a portion of our research and development expenditures pursuant to the Research Law and related regulations and guidelines. As of September 30, 2018, we had received funding from the IIA in the aggregate amount of approximately $5.3 million.  As of September 30, 2018, we had not paid any royalties to the IIA and had a contingent obligation to the IIA in the amount of approximately $5.6 million.  We may apply for additional IIA grants in the future; however, there is no assurance that such applications will be approved in the amount requested or at all.  Furthermore, the funds available for IIA grants out of the annual budget of the State of Israel have been reduced in the past and may be further reduced in the future.  We cannot predict whether we will be entitled to any future grants, or the amounts of any such grants.

Under the terms of the Research Law as currently in effect, products developed with IIA grants are required to be manufactured in Israel and technology developed thereunder may not be transferred outside of Israel (including by way of license), unless prior approval is received from the IIA, which we may not receive. In addition, payment of additional amounts would be required if manufacturing is moved outside of Israel, in which case the royalty repayment rate is increased and the royalty ceiling can reach up to three times the amount of the grants received, and if IIA developed know-how is transferred outside of Israel, the royalty ceiling can reach up to six times the amount of grants received (plus interest).  We are continue to explore whether it would be possible to assemble the capsule without the X-ray source in Israel, and have the X-ray source subsequently assembled into our C-Scan system at a reactor site or at a distribution center outside Israel.  Even following the full repayment of any IIA grants, we must nevertheless continue to comply with the requirements of the Research Law and related regulations and guidelines. The foregoing restrictions and requirements for payment may impair our ability to sell our technology assets outside of Israel or to outsource or transfer development or manufacturing activities with respect to any product or technology outside of Israel. Furthermore, the consideration available to our shareholders in a transaction involving the transfer outside of Israel of technology or know-how developed with IIA funding (such as a merger or similar transaction) may be reduced by any amounts that we are required to pay to the IIA.

If we fail to comply with any of the conditions and restrictions imposed by the Research Law and related regulations and guidelines, or by the specific terms under which we received the grants, we may be required to refund any grants previously received together with interest and penalties, and, in certain circumstances, may be subject to criminal charges.

MAJOR SHAREHOLDERS

The following table sets forth information with respect to the beneficial ownership of the Company’s ordinary shares as of February 4, 2019 by (i) each person or entity known to the Company to beneficially own more than 5% of our outstanding ordinary shares; (ii) each of the Company’s officers and directors individually; and (iii) all of the Company’s officers and directors as a group.

The percentage of beneficial ownership of our ordinary shares is based on 5,330,684 ordinary shares, NIS 2.40 par value per share outstanding as of February 4, 2019. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting power or investment power with respect to securities. All options and warrants currently exercisable or exercisable into ordinary shares within 60 days of February 4, 2019 are deemed to be outstanding and beneficially owned by the shareholder holding such options or warrants for the purpose of computing the number of shares beneficially owned by such shareholder. Such shares are also deemed outstanding for purposes of computing the percentage ownership of the person holding the option or warrant. They are not, however, deemed to be outstanding and beneficially owned for the purpose of computing the percentage ownership of any other shareholder.

Ordinary Shares Beneficially Owned
Name of Beneficial Owner	Number	Percent
5% or Greater Shareholders
(other than directors and executive officers)
Donald Norman (1)	623,600	11.70%

Directors and Officers
Alex Ovadia	*	*
Lior Torem	*	*
Yoav Kimchy (2)	64,292	1.20%
Boaz Shpigelman	*	*
Steven Hanley	*	*
Clara Ezed	*	*
Mary Jo Gorman	*	*
XiangQian (XQ) Lin	*	*
Yuval Yanai	*	*
All director and officers as a group (9 persons) (3)	165,787	3.30%
___________

* Less than 1% of our ordinary shares.

(1)
Based solely on a Non-Objecting Beneficial Owner list with a record date of January 10, 2019 obtained by the Company from Broadridge Financial Solutions, Inc. As of February 4, 2019, the Company does not have information as to (i) whether beneficial ownership of any of these shares has been disclaimed, (ii) who holds voting and dispositive power over these shares, (iii) whether any other ordinary shares are beneficially owned, or (iv) whether these shares continued to be beneficially owned by such person and in such amounts since January 10, 2019.

(2)
Includes: (i) 27,105 ordinary shares directly held by Yoav Kimchy; (ii) 10,389 ordinary shares subject to options held by Yoav Kimchy currently exercisable or exercisable within 60 days of February 4, 2019; (iii) 68 ordinary shares issuable upon the vesting of restricted stock units held by Yoav Kimchy within 60 days of February 4, 2019; (iv) 26,642 ordinary shares directly held by Sigalit Kimchy, the wife of Yoav Kimchy; (v) 86 ordinary shares subject to options held by Sigalit Kimchy currently exercisable or exercisable within 60 days of February 4, 2019; and (vi) 2 ordinary shares issuable upon the vesting of restricted stock units held by Sigalit Kimchy within 60 days of February 4, 2019. Yoav Kimchy and Sigalit Kimchy have joint beneficial ownership over the shares beneficially held by them.

(3)
Includes: (i) 74,590 outstanding ordinary shares; (ii) 62,828 ordinary shares subject to options currently exercisable or exercisable within 60 days of February 4, 2019; (iii) 6,945 ordinary shares issuable upon exercise of the Series A Warrants that are currently exercisable; (iv) 20,834 ordinary shares issuable upon exercise of Long Term Incentive Warrants that are currently exercisable; and (v) 590 ordinary shares issuable upon the vesting of restricted stock units within 60 days of February 4, 2019.